EXHIBIT 99.3

CONSENT OF BORDEN LADNER GERVAIS LLP

May 30, 2025

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:	IsoEnergy Ltd. (the “Corporation”) Registration Statement on Form F-10 of the Corporation (the “Registration Statement”)

We, as Canadian counsel to Virtu Canada Corp. and Virtu Americas LLC, hereby consent to the use of and reference to our firm name in the prospectus supplement, dated as of May 30, 2025, to the Registration Statement under the heading “Eligibility For Investment” and “Legal Matters”. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules thereunder.

Yours truly,

/s/ Borden Ladner Gervais LLP
Borden Ladner Gervais LLP